# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DIANA SHIPPING INC., CIK 0001318885
CUSIP: Y2066G104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64
Date of event which requires filing of this statement: 02/25/2026
Filed by CIK 0001770440
Persons authorized to receive notices and communications: Ms. Maria Dede, Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-9470-100

## Reporting persons
- Anastasios Margaronis: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 10,061,227; sole dispositive power 0; shared dispositive power 10,061,227; aggregate amount beneficially owned 10,061,227 (8% of the class)
- Anamar Investments Inc. (CIK 0001770440): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,665,279; sole dispositive power 0; shared dispositive power 8,665,279; aggregate amount beneficially owned 8,665,279 (6.9% of the class)
- ESX Investments Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,395,948; sole dispositive power 0; shared dispositive power 1,395,948; aggregate amount beneficially owned 1,395,948 (1.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: DIANA SHIPPING INC.
Address of issuer's principal executive offices: Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64
Comment: This Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed with the Commission on March 13, 2019 (as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on November 26, 2019, Amendment No. 2 to the Schedule 13D filed with the Commission on December 15, 2020, the "Schedule 13D") relates to shares of common stock, par value $0.01 per share (the "Shares"), of Diana Shipping Inc. (the "Issuer"). This Amendment No. 3 to the Schedule 13D is being filed to report a change in the Reporting Persons ownership percentage in the Issuer. The Schedule 13D is hereby amended and restated as follows.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 3 is being filed on behalf of Anastasios Margaronis ("Margaronis"), a citizen of Greece, Anamar Investments Inc, a Marshall Islands corporation ("Anamar"), and ESX Investments Inc, a Marshall Islands corporation ("ESX"). Margaronis, Anamar, and ESX are collectively referred to as the "Reporting Persons." Margaronis may be deemed to beneficially own all of the issued and outstanding shares of Anamar, as the result of Margaronis' ability to control the vote and disposition of such shares.
Residence or business address: The principal business address for Reporting Persons is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is a citizen of Greece.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On February 25, 2026, 450,723 Shares were granted to Anamar Investments Inc. pursuant to the Issuer's Equity Incentive Plan.

The Shares beneficially owned by the Reporting Persons also include Shares issued by way of warrants, Issuer Equity Incentive Plan grants, stock dividends and Shares acquired in the open market using the Reporting Persons' personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Margaronis, a member of the Board of Directors of the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Shares, as described herein, solely for investment purposes. The Reporting Persons, at any time and from time to time, may acquire additional Shares, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Shares they own depending upon an ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others. In addition, the Reporting Persons are in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of March 12, 2026, the Issuer had 123,539,757 Shares outstanding. The following persons report beneficial ownership of the following Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Anamar is the record holder of 8,665,279 Shares, representing 6.9% of the Issuer's issued and outstanding Shares. ESX is the record holder of 1,395,948 Shares, representing 1.1% of the Issuer's issued and outstanding Shares. Margaronis indirectly may be deemed to beneficially own 10,061,227 Shares in aggregate, representing 8.0% of the Issuer's issued and outstanding shares, through Anamar and ESX, as the result of his ability to control the vote and disposition of such entities.

Anamar has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 8,665,279 Shares, representing 6.9% of the Issuer's issued and outstanding Shares. ESX has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 1,395,948 Shares, representing 1.1% of the Issuer's issued and outstanding Shares. Margaronis has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 10,061,227 Shares, in aggregate, representing 8.0% of the Issuer's issued and outstanding Shares, through Anamar and ESX.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein, no transactions in the Shares were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons are not party to any contracts, arrangements or understanding or relationships with respect to the Shares or any other security of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Joint Filing Agreement (previously filed)

## Signatures
- Anastasios Margaronis: /s/ Anastasios Margaronis, Anastasios Margaronis (03/13/2026)
- Anamar Investments Inc.: /s/ Anastasios Margaronis, Anastasios Margaronis, Authorized Representative (03/13/2026)
- ESX Investments Inc.: /s/ Anastasios Margaronis, Anastasios Margaronis, Authorized Representative (03/13/2026)